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SEC FILE NUMBER
8- 52209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oberlin Financial Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
209 North Main St., P.O. Box 998

(No. and Street)

Bryan   OH   43506

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hess   (419) 636-4001

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.

(Name — if individual, state last, first, middle name)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR - 7 2003

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Steve Hess_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Oberlin Financial Corp._____, as of _____December 31_____, ᴁ₷2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of C̶h̶a̶n̶g̶e̶s̶ ̶i̶n̶ ̶F̶i̶n̶a̶n̶c̶i̶a̶l̶ ̶C̶o̶n̶d̶i̶t̶i̶o̶n̶ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Oberlin Financial Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2002

Table of Contents



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberlin Financial Corp.

We have audited the accompanying statement of financial condition of Oberlin Financial Corp. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberlin Financial Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 24, 2003

Oberlin Financial Corp.

Statement of Financial Condition

December 31, 2002

Assets

Current assets:

Cash and cash equivalents	$ 324,289
Federal income taxes refundable	2,744
Accounts receivable	38,103
Prepaid expenses, including prepaid taxes of $2,000	97,991
Deferred federal income taxes	1,000
Total current assets	464,127

Other assets:

Deposits with clearing and other organizations	210,000
Investment	41,600
Total other assets	251,600
Total assets	$ 715,727

Liabilities and Stockholder's Equity

Current liabilities:

Note payable	$ 19,212
Accounts payable	28,327
Commissions payable	149,800
Total current liabilities	197,339

Stockholder's equity:

Common stock, no par value; 850 shares authorized, 400 shares issued and outstanding	155,000
Paid-in capital	337,357
Retained earnings	26,031
Total stockholder's equity	518,388
Total liabilities and stockholder's equity	$ 715,727

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Income

Year Ended December 31, 2002

Revenues:	
Commissions	$ 2,199,438
Investment advisory fees	195,317
Interest and dividends	112,888
Other income	118,201
Total revenues	2,625,844
Expenses:	
Commissions	1,516,386
Management fees:	
Management and administrative	436,500
Technology	24,000
Rent	24,000
Postage	12,000
Utilities	12,000
	508,500
Clearing charges	352,062
Professional fees	58,339
Regulatory fees	33,001
Communication	26,679
Insurance	23,456
National conference	22,876
Software	18,062
Technology	12,731
Travel	10,646
Advertising	8,613
Clearing technology	4,567
Education	3,263
Meals and entertainment	3,139
Postage	2,250
Office supplies	1,573
Interest	1,066
Recruiting	503
Miscellaneous	5,524
Total expenses	2,613,236
Income before income taxes	12,608
Provision for income taxes:	
Federal:	
Current	(344)
Deferred	1,000
State and local	3,437
	4,093
Net income	$ 8,515

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 8,515
Adjustments to reconcile net income to net cash	
flows used in operating activities:	
Deferred income taxes	1,000
Changes in assets and liabilities:	
Accounts receivable	74,456
Federal income taxes refundable	356
Prepaid expenses	(7,010)
Accounts payable	(20,214)
Commissions payable	107,586
Net cash provided by operating activities	164,689
Cash flows from investing activities:	
Increase in deposits with clearing and other organizations	(85,000)
Net cash used in investing activities	(85,000)
Cash flows from financing activities:	
Contribution of capital	50,000
Payments on note payable	(38,333)
Net cash provided by financing activities	11,667
Net increase in cash and cash equivalents	91,356
Cash and cash equivalents at beginning of year	232,933
Cash and cash equivalents at end of year	$ 324,289
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Income taxes	$ 1,300
Interest	$ 1,066
Non-cash financing activities:	
Insurance premiums financed under short-term note payable	$ 42,750

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$155,000	$287,357	$ 17,516	$459,873
Contribution to capital		50,000		50,000
Net income			8,515	8,515
Balance at December 31, 2002	$155,000	$337,357	$ 26,031	$518,388

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Oberlin Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, Indiana, Michigan and Florida, although it is expanding nationwide with increased recruiting efforts. The Company is a wholly-owned subsidiary of Oberlin Investments LLC, a holding company of financial services-related businesses.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Investment

The Company owns 3,200 shares of common stock in The NASDAQ Stock Market, Inc., a privately owned company. The investment is accounted for using the cost method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $8,613 in 2002.

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns and Co., Inc. ("Bear Stearns") and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") whereby customers accounts are cleared and carried by these clearing organizations. The agreements , which remain in effect unless written notice of termination in provided by either party, call for the Company to maintain deposit balances in accounts maintained by Bear Stearns and Pershing. At December 31, 2002, the Company had cash deposits of $100,000 with Bear Stearns and $100,000 with Pershing to satisfy these requirements and is included in deposits with clearing and other organizations in the December 31, 2002 balance sheet.

2. Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Note Payable

The Company financed certain annual insurance premiums totaling $42,750 under a note payable to a finance company. At December 31, 2002, the balance owed is $19,212 and is payable in monthly installments of $4,856 through May 2003, including interest at 5.35%.

4. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rate due principally to certain expenses which are not deductible for federal income tax purposes. Deferred federal income taxes represent future income tax consequences of temporary differences measured at December 31, 2002. Temporary differences are those items that are recognized in different periods for income tax purposes than for financial reporting purposes. The net deferred tax assets in the accompanying statement of financial position includes temporary differences related to organization and start-up costs of $1,000.

5. Related Party Transactions

In March 2000, the Company and Oberlin Investments, LLC entered into a Management Agreement, whereby the Company pays $8,000 monthly for rent, utilities, technology, human resources and other administrative services and a variable amount each month for management and other services provided to the Company. The variable amount charged may not be indicative of the fair market value of the services received from Oberlin Investments, LLC. The total amount paid for management and other services provided to the Company totaled $508,500. Accounts payable at December 31, 2002 includes $6,183 due to Oberlin Investments, LLC for reimbursement of expenses paid on behalf of the Company.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 at December 31, 2002 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $365,019 and an aggregated indebtedness ratio of .54 to 1.

SUPPLEMENTAL INFORMATION

Oberlin Financial Corp.

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2002

Net capital:	
Total stockholder's equity	$518,388
Deductions of nonallowable assets:	
Federal income taxes refundable	2,744
Prepaid expenses	97,991
Deferred federal income taxes	1,000
Deposit with National Securities Clearing Corporation	10,034
Investment	41,600
Total deductions	153,369
Net capital	$365,019
Aggregate indebtedness	$197,339
Computation of basic net capital - minimum net capital required	$250,000
Excess net capital	$115,019
Ratio - aggregate indebtedness to net capital	.54 to 1

Oberlin Financial Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2002 agrees to the net capital of $365,019 as reported above.

Oberlin Financial Corp.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Oberlin Financial Corp. claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Oberlin Financial Corp.

In planning and performing our audit of the financial statements of Oberlin Financial Corp. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Oberlin Financial Corp., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.



Certified Public Accountants & Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Mira & Kolena, Ltd.

Toledo, Ohio
January 24, 2003